Exhibit 1.01

Conflict Minerals Report of Woodward, Inc.

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (“Form SD”) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD, and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”).

Woodward’s Manufactured and Contracted-to-Manufacture Products

Woodward’s operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. We provide energy control and optimization solutions for the aerospace and energy markets through the precise and efficient control of fluid and electrical energy, combustion, and motion. Our key focus areas within the aerospace market are propulsion system control solutions for turbine powered aircraft, actuation systems and motion control solutions. Specific products include fuel pumps, metering units, actuators, air valves, specialty valves, fuel nozzles, and thrust reverser actuation systems for turbine engines and nacelles; as well as flight deck controls (auto throttles, rudder pedal assembles, flight control assemblies), actuators, servocontrols, motors and sensors for aircraft. Within the energy market, our key focus areas are control solutions for equipment that produce electricity using conventional or renewable energy sources; solutions for the control of power quality, distribution and storage on the electrical grid; and control solutions for power equipment used in the extraction, distribution and conversion of renewable and fossil fuels in marine, mobile, and industrial equipment applications. Specific products include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems.

The Company’s Due Diligence Process

The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development, “OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas,” Second Edition, including applicable supplements thereto (the “OECD Guidelines”).

Woodward has implemented or is addressing each of the steps in the OECD 5-step due diligence framework as discussed or referenced below:

1.	Establish strong company management systems

A.	Company conflict minerals policy

Woodward has developed and adopted a conflict minerals policy, Policy 9-14, Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy affirms that the Company takes our corporate responsibility with respect to responsible sourcing seriously and that it is the Company’s goal only to use in our products conflict minerals that are sourced responsibly. The Conflict Minerals Policy provides that Woodward will take appropriate measures to ensure participants in our global supply chain exercise due diligence and comply with reporting and other compliance requirements with respect to the items Woodward procures from them. The policy is publicly available on Woodward’s company web site, (www.woodward.com) on our Social Responsibility page under the “About Us” tab.

B.	Internal management structure

The Conflict Minerals Policy designates the Corporate Vice President of Global Supply Chain as responsible for ensuring our compliance with conflict minerals reporting requirements. Woodward’s Corporate Director, Global Trade Compliance & Associate General Counsel, serves as an advisor on conflict minerals compliance. Conflict minerals have also been a topic of discussion and review at Board of Directors meetings since September 2012.

The Company has established an internal team to manage conflict minerals engagement with our suppliers. Woodward assigned our Global Supply Chain (“GSC”) with the responsibility for conflict minerals compliance. The GSC’s Business Integration Group has been designated as the focal point for the compliance efforts, as that group has responsibility for GSC business systems, procedures, and compliance with government regulations. A conflict minerals compliance project manager has been designated from the Audit and Compliance team within the GSC’s Business Integration Group to lead and implement Woodward’s detailed compliance activities and methods. The project manager, with other members assigned from the GSC’s Business Integration Group, with counsel from the Legal & Compliance Department, are the Company’s team of subject matter experts and implementers. The GSC is responsible for reaching out to the Company’s supply base on an ongoing basis to collect information, including EICC / GeSI Conflict Minerals Reporting Templates (“CMRT”), regarding the presence and sourcing of conflict minerals in the products supplied to the Company. The Global Supplier Managers (commodity managers) within the GSC have also provided focused support as required. These actions have aligned existing strategic and organizational structures to address the due diligence and reporting requirements of the SEC Final Rule.

C.	System of controls and transparency over the mineral supply chain

Our existing business systems, WISE and SAP, provide controls over our supply chain. They currently provide:

•	Identification of the end item products we provide to each of our customers;

•	Shipping transaction history, to assist in bounding our sales/shipments by calendar year as required by the SEC Final Rule;

•	A bill of material (“BOM”) identifying all of the components and materials in each of our end item products;

•	A purchasing history of each of our purchased components and raw materials and the identification of the suppliers used for these purchases;

•	A receiving inspection function that accepts or rejects purchased components and raw materials based upon whether the purchased items meet or do not meet the specification requirements (including specified material requirements) of the associated drawing or other specification documents. This is accomplished by a combination of direct measurements / inspections of the actual parts, or by reviewing the existence and completeness of formal supplier certifications to selected specifications, such as certifying proper use of specified aluminum or steel specifications.

D.	Strengthen company engagement with suppliers

The Company is committed to conducting business in a socially responsible manner and is determined to partner with suppliers who are similarly committed. Woodward has and continues to significantly enhance its engagement with its suppliers regarding conflict minerals requirements. Our purchase order and supplier agreement terms and conditions were modified in mid-2013 to require our suppliers to support our conflict minerals reporting. By accepting a Woodward purchase order or a purchase release to a supplier agreement, a seller to Woodward:

“…warrants and certifies that it complies with Section 1502 of the Dodd Frank Act and the Conflict Minerals Regulations and Final Rules issued by the U.S. Securities and Exchange Commission, and any subsequent rules and regulations related thereto (“Conflict Minerals Regulations”), and has implemented compliant processes to ensure its suppliers are in compliance with the Conflict Minerals

Regulations. Where Seller does not have direct and formal reporting requirements under the Conflict Minerals Regulations, and upon request by Buyer, Seller agrees to provide due diligence and Responsible Country of Origin Inquiry (“RCOI”) information under this Agreement to Buyer in support of Buyer’s reporting requirements (the “RCOI Requirements”). Further, Seller shall promptly comply with all requests by Buyer to provide documentation, and other substantiating data and assurances with respect to its compliance with Conflict Minerals Regulations and the RCOI Requirements as Buyer may deem necessary from time to time. In the event: (a) Buyer deems Seller is not in compliance with the Conflict Minerals Regulations or the RCOI Requirements, (b) Buyer is not satisfied with the outcome of any review of Seller documentation and/or data or otherwise, or (c) Seller does not provide the documentation, other data and/or other further assurances to Buyer as requested by Buyer, Buyer shall have the right to terminate this any Order or any portion thereof without penalty or further liability to Seller.”

In addition,

“Seller shall indemnify and hold harmless Buyer, its directors, officers, employees, agents and invitees from and against all liability, demands, claims, losses, costs, damages, and expenses, including but not limited to attorneys’ fees, arising from or in any way related to Seller’s failure to comply with the Conflict Minerals Regulations, the RCOI Requirements and the requirements herein.”

E.	Establish a company level, or industry-wide, grievance mechanism as an early warning risk-awareness system

Woodward has a comprehensive ethics awareness compliance policy, annual training and contact mechanisms for members’ concerns or ethics grievances. This allows and encourages members to either contact their leader, or anyone in a leadership position, Human Resources, the Company’s Chief Ethics Officer, or a hotline / ethics help line (both telephonic and web based) that is managed by an externally contracted agency, which allows for anonymous input if a reporting member so chooses. The details are described in Woodward Policy 01-14 – Woodward Code of Business Conduct and Ethics and in the annual member and leader ethics training. A companion policy, 01-16 – Government Contracting Ethics Program and Policy for Reporting Violations and Dealing with Ineligible Parties, provides the guidance for acceptable actions with respect to contracts and customer and supplier interfaces on government programs. Investigations of alleged violations are handled by a company level Business Conduct Oversight Committee and by the Audit Committee of the Board of Directors.

Based on our entire membership’s proactive compliance with our formal Code of Business Conduct and Ethics, direct suppliers to Woodward may contact their Global Supplier Manager at Woodward for resolution if they believe elements of Woodward direction may cause them to be noncompliant with Woodward’s stated social responsibility goals and compliance requirements. Woodward GSC members are also available to help our direct suppliers with compliance issues they may have with their suppliers regarding our flow down contract requirements.

2.	Identify and assess risks in the supply chain

Woodward, as a manufacturer, is at or relatively near the downstream end of the supply chain. As such, Woodward does not have visibility to the origin of many of the conflict minerals that are included in the materials provided by our suppliers. Consequently, we ask our suppliers to inquire, identify, and conduct data collection and due diligence activities, which in turn are fundamental elements of our due diligence activities. Woodward conducts analyses of the data collected from our first-tier suppliers for accuracy and completeness in order to identify and assess of risks in the Woodward supply chain. There is significant overlap between our RCOI efforts and our due diligence measures performed. Our RCOI process is described in our Form SD.

3.	Design and implement a strategy to respond to identified risks

A.	Report findings of the supply chain risk assessment, including conflict minerals compliance, to the designated senior management of the company

•	Woodward conducts monthly supplier reviews by commodity grouping with the Corporate Vice President of Global Supply Chain and the commodity directors.

•	The periodic reviews conducted by each Business Unit president include a review of supply chain issues for that business unit.

•	A strategic planning review and a mid-year review are presented by the corporate executive staff to the Company’s President and Chief Financial Officer to provide, at the highest level of management, strategic oversight of our supply chain strategies and performance.

B.	Devise and adopt a risk management plan

Woodward is continuing to develop its risk management plan for conflict minerals. We have several formal procedures and tools relative to risk management that form a solid foundation for our planned improvement actions to incorporate specific conflict minerals aspects of risk management. These existing procedures include but are not limited to our supplier approval process, our purchasing procedures, our purchase order and supplier agreement terms and conditions (described in Due Diligence section 1D above), our supplier registration portal and our Parts Transition Process (described in Improvement Actions section 3 below).

C.	Implement the risk mitigation plan

Woodward is in the process of developing a risk management and mitigation plan specific to conflict minerals. Woodward’s RCOI efforts are still in the process of defining whether there is a need for such an implementation. Nevertheless, the existing, more global risk management and mitigation procedures and tools described in 3B above are already implemented and have been since well before the SEC Final Rule took effect. As noted in 3B, above, they will provide a solid foundation for incorporating conflict-minerals-specific elements as discussed in our Improvement Actions, section 3, below. Actual implementation will be possible once the infrastructure capabilities described below are in place.

D.	Undertake additional fact finding and risk assessments for risks requiring mitigation, or after a change in circumstances

Woodward’s overall Improvement Actions in Process or Planned discussion below, in particular with respect to item 3, addresses additional fact finding and risk assessments to be undertaken by Woodward to identify risks requiring mitigation or after a change in circumstances. The enhanced inquiry and assessment activities discussed for RCOI in our Form SD also provide additional and refined findings for risk identification and assessment. These activities are discussed in the Improvement Actions in Process or Planned section, item 2.

4.	Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain

Woodward has not implemented independent third-party audits for conflict minerals with suppliers that we directly contract with. Woodward is significantly downstream in the supply chain from smelters and refiners. In order to obtain smelter and refiner information, Woodward seeks information from our upstream suppliers. We address implementation of this process element by the alternate means described in the Improvement Actions in Process or Planned section below.

5.	Report annually on supply chain due diligence

Woodward is reporting its SEC disclosure obligations to the SEC on Form SD, with an associated Conflict Minerals Report, on an annual basis at the SEC prescribed due date. The Form SD is posted on our public web site (www.woodward.com) in the SEC Filings portion of our Investors page. The Conflict Minerals Report, when required, is also posted to our public web site in the Social Responsibility section of the About Us page. These postings are completed within one business week of the filing of these documents with the SEC. Also in compliance with the SEC Final Rule, Woodward’s conflict minerals policy, policy 09-14 is posted to our public web site (www.woodward.com) on our Social Responsibility page under the “About Us” tab.

IMPROVEMENT ACTIONS IN PROCESS OR PLANNED:

The following sections detail Woodward’s efforts to improve, further formalize and further standardize our product material compliance processes, including conflict minerals. A number these activities were started in 2014 and remain in progress. Other activities have yet to start but are elements of our formal product material compliance project plan over the next year. These efforts will be discussed as they relate to each of the steps in the OECD 5-step due diligence process:

1.	Establish strong company management systems

A.	Company conflict minerals policy

Woodward will continue to review its Policy 09-14 on at least an annual basis and make modifications as appropriate.

B.	Internal management structure

In 2014, Woodward recognized that the proliferation of product material compliance (PMC) regulations, including conflict minerals, requires an enterprise-wide system and compliance approach (processes, platforms, integrated process team(s)) to achieve regulatory compliance requirements and social responsibility goals. Our subject matter experts and practitioners provided continuing briefings to our management and executive staff. In February, 2015, Woodward determined that a full material disclosure (substance, content-by-weight, raw material smelter sources) of all material components in our products would be the most effective means to achieve these goals and to respond to the continually changing regulatory environment. As a result, Woodward established a product materials compliance initiative to implement the enterprise system and approach. An Executive Committee of three corporate vice presidents has been established and champions this initiative. A Steering Committee was formed with director-level or higher representatives from Global Support Systems functions and from each Woodward business unit. The Steering Committee provides strategic direction to a core team consisting of a program manager, subject matter experts and support staff (“Core Team”) and liaises with their respective business units to assure alignment between this initiative and business unit strategy. The Core Team, along with our PMC platform provider, will transform our existing capabilities into the required PMC capabilities and oversight to achieve our goals.

C.	System of controls and transparency over the mineral supply chain

To leverage external resources to implement supply chain controls and transparency, Woodward maintains full membership with the Aerospace Industries Association (AIA), and the IPC – the Association Connecting Electronics Industries. We intend to become a member of the Conflict Free Sourcing Initiative in 2015.

D.	Strengthen Company engagement with suppliers

•	Beginning in summer 2015, Woodward intends to initiate an extensive company-wide supplier outreach program to directly train and support our suppliers on our expectations with regard to supplier performance, transparency and sourcing and the associated reporting requirements.

•	As part of our company-wide approach to address all product material compliance requirements, Woodward intends to expand its terms and conditions with the goal of obtaining full material disclosure (substance, content-by-weight, raw material smelter sources), for the items our suppliers provide for Woodward products, that can be directly tied to each delivery batch of each order.

E.	Establish a company level, or industry-wide, grievance mechanism as an early warning risk-awareness system

Woodward maintains a third-party hosted ethics and compliance reporting system. In 2015, the Woodward product materials compliance core team will investigate the feasibility of incorporating social responsibility matters such as conflict minerals compliance into our existing ethics and compliance infrastructure. Our goal will be to permit any interested party that is either part of Woodward or does business with Woodward to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area, in a manner that is in accordance with the OECD Guidelines.

2.	Identify and assess risks in the supply chain

As our infrastructure enhancements progress to the point of automating supplier inquiries and initial platform validation of supplier responses, the following additional activities will be initiated and will directly enhance the core risk assessment effort:

•	Comparing RCOI results to information collected via independent smelter identification and conflict free smelter validation programs such as the Department of Commerce smelter identification list, the EICC / GeSI Conflict Free Sourcing Initiative program, sources certified to the Fairtrade Standard for Gold and Precious Metals and source assessment information from the London Bullion Market Association;

•	For suppliers’ smelter inputs that are still undetermined (i.e., the source has not been confirmed as a smelter, or its conflict-free sourcing status has not been identified through the above validation programs), conduct more global, public information inquiries and data searches to attempt to resolve the uncertainty;

•	Continuing to monitor developments in conflict minerals policy, SEC guidance and interpretations, related regulatory requirements, and enhanced tools and reference databases through Woodward participation in government, industry and professional association subject-matter-expert offerings relevant to our industry.

3.	Design and implement a strategy to respond to identified risks

Undertake additional fact finding and risk assessments that are being developed as a part of our product material compliance initiatives to determine risks requiring mitigation, or after a change in circumstances.

4.	Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain

•	Woodward will not conduct smelter / refiner audits. Rather, Woodward will participate in the EICC/ GeSI Conflict Free Sourcing Initiative to leverage that organization’s Conflict Free Smelter audit program and the resulting audit data from that program. We will also leverage any equivalent audit data that may be obtained through Woodward’s memberships in the AIA and IPC.

5.	Report annually on supply chain due diligence

•	Woodward has published a Sustainability Report, which summarizes our conflict minerals policy and provides the context of conflict minerals compliance and objectives within our overall sustainability goals, initiatives and practices. The Sustainability Report is available on our web site (www.woodward.com) on our Social Responsibility page under the “About Us” tab.